UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on June 17, 2026, the agenda set forth below submitted for shareholder approval was approved by the shareholders as originally proposed:

1.	Agenda for Shareholder Approval:

1)	Election of two Standing Directors

1-1.	Baek, Woo-Ki

1-2.	Chun, Chan-Hyuk

2)	Election of two Non-Standing Audit Committee Members

2-1.	Jung, Do-Jin, a non-standing director of KEPCO (from May 2026 to the Present)

2-2.	Hwang, Jeong-Hwa, a non-standing director of KEPCO (from May 2026 to the Present)

2.	Voting Result

Agenda*		Outstanding Shares	Attendant Shares	Shares for

1)	1-1	641,964,077	437,575,526	426,170,323 (97.4%)

	1-2	641,964,077	437,575,526	426,080,527 (97.4%)

2)	2-1	326,879,901	122,491,350	121,425,892 (99.1%)

	2-2	326,879,901	122,491,350	121,034,105 (98.8%)

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on June 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: June 17, 2026